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                                                               EXHIBIT (a)(1)(D)

                                                                __________, 2004

American Retirement Villas Properties II, a California limited partnership Limited Partners

         Re: Offer to Purchase All Limited Partnership Units and Solicitation for Consent to Merger Proposal

Dear Limited Partner:

         We are pleased to inform you that we are offering to purchase any and all of your outstanding limited partnership units of American Retirement Villas Properties II, a California limited partnership, also called the Partnership, at a cash price of $_____ per unit. You should note that ARV Assisted Living, Inc., or ARV, is both our general partner and the general partner of the Partnership and owns approximately 52.5% of the limited partnership units.

         Our offer allows you to liquidate your entire investment in the Partnership for cash and end your responsibility to report form K-1 information regarding the Partnership with your federal tax returns for years after 2004. If you decide to tender your limited partnership units in the offer, you will receive the $_____ per unit cash payment, less any distributions received by you after the offer date, promptly after the offer expires, so long as all of the conditions to the offer have been satisfied or waived.

         Unlike other third party offers made for the limited partnership units, our offer is not limited as to the number of units that we will accept in the offer, and our offer price is not reduced by the amount of fees charged by the Partnership in the transfer of such units. While this fee is customarily imposed upon sellers of units, we will pay this fee to the Partnership in connection with any transfer of your units to us in the offer.

         We are also seeking the consent of Limited Partners who collectively own more than 50% of the limited partnership units not owned by ARV to allow us to merge with and into the Partnership. If the merger is consummated, unitholders (other than ARV and its affiliates) will receive $___ in cash per unit for each unit owned, the same price as the offer price.

         Our offer is conditioned upon our obtaining the requisite consent to the merger proposal. If you decide to tender your limited partnership units but do not also deliver your consent to the merger proposal, this will reduce the likelihood that the offer will be completed and will reduce the likelihood that that we will purchase the limited partnership units you may have tendered.

         The $____ per unit offer price represents a [__]% premium to the theoretical liquidation value of each Partnership unit that we calculated based, in part, on recent appraisals of the Partnership's properties conducted by Cushman & Wakefield. In light of the foregoing and our own valuation of the Partnership, among other things, we believe that the offer and the merger are fair to the unaffiliated Limited Partners. However, due to our potential conflicts of interest in these matters, neither ARV nor we are making any recommendation as to whether or not you should tender your units or consent to the merger proposal.

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         We are seeking your consent to the merger in order to acquire the entire equity interest in the Partnership, thereby allowing us to make the Partnership a private, wholly-owned subsidiary of ARV. Consummating the merger will allow us to reduce some of the Partnership's expenses, including those associated with preparing stand-alone audited financial statements, and Securities and Exchange Commission reporting and compliance. If we complete the offer but are unable to consummate the merger, we will not be able to achieve the expense savings we would expect to obtain through the merger.

         The accompanying Offer to Purchase and Consent Solicitation Statement explains the terms and conditions of the offer and the merger and provides specific information on what you must do to properly tender your limited partnership units in the offer or consent to the merger proposal.

         Prior to taking any action you should carefully review the accompanying information in its entirety and consult with your professional advisors. In particular, you should evaluate the risks and benefits associated with tendering your limited partnership units or consenting to the merger and make the decision that you believe is in your best interests. If we purchase your tendered units or the merger is consummated you would no longer share in the earnings or appreciation of the properties owned by the Partnership.

         IN PARTICULAR, PLEASE SEE "SPECIAL FACTORS" BEGINNING ON PAGE ___ OF THE OFFER TO PURCHASE AND CONSENT SOLICITATION STATEMENT FOR MATTERS THAT YOU SHOULD CONSIDER IN EVALUATING THE OFFER AND THE MERGER.

         If you elect to tender your limited partnership units or to consent to the merger proposal, you should act promptly as our offer and the consent solicitation expire at 5:00 p.m., Pacific time, on __________, 2004.

         If you have any questions, please call the Information Agent at (866) 275-3707 or Ms. Connie Lester at (714) 435-4338.

                                                Very truly yours,

                                                ARVP II Acquisition, L.P.